Exhibit 99.1

2016 Second Quarter

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the THREE AND SIX MONTHS ENDED May 31, 2016

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the May 31, 2016 condensed unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. The condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our condensed unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The information contained in this document is current in all material respects as of July 12, 2016 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing, such as Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules) and future products we may develop, no assurances can be given that we, or any of our strategic partners, will successfully complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.

Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, Rexista™, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing and the expected use of any proceeds from any offering of our securities, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, and the timing and amount of any available investment tax credits. Other factors that could cause actual results to differ materially include, but are not limited to:

  the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;
  our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;
  the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;
  the actual size of the potential markets for any of our products and product candidates compared to our market estimates;
  our selection and licensing of products and product candidates;
  our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
  sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;
  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
  the rate and degree of market acceptance of our products;
  delays that may be caused by changing regulatory requirements;
  the difficulty in predicting the timing of regulatory approval and launch of competitive products;
  the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances;
  the inability to forecast wholesaler demand and/or wholesaler buying patterns;
  the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues;
  the timing and amount of insurance reimbursement for our products;
  changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval and labelling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians.
  changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;
  the success and pricing of other competing therapies that may become available;
  our ability to retain and hire qualified employees;

  the availability and pricing of third-party sourced products and materials;
  difficulties or delays in manufacturing;
  the manufacturing capacity of third-party manufacturers that we may use for our products;
  the successful compliance with FDA, Health Canada and other governmental regulations applicable to the Company and its third party manufacturers’ facilities, products and/or businesses;
  difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”);
  risks associated with cyber-security and the potential for vulnerability of the digital information of the Company or a current and/or future drug development or commercialization partner of the Company; and
  risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

Additional risks and uncertainties relating to the Company and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

Corporate DEVELOPMENTS

•	In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to our Rexista™ XR (abuse deterrent oxycodone hydrochloride extended release tablets) NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,187,100 application fee for Rexista™ XR.

•	In July 2016, the Company announced the results of a food effect study conducted on its behalf for Rexista™ XR. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Rexista™ XR following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that Rexista™ XR can be administered with or without a meal (i.e., no food effect). Rexista™ XR met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of Rexista™ XR taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). The Company believes that Rexista™ XR is well differentiated from currently marketed oral oxycodone extended release products. The Company plans to file the NDA for Rexista™ XR in August 2016.

•	In June 2016, the Company announced the closing of its underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. In connection with the offering, the Company issued an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased additional warrants at a purchase price of $0.001 per warrant to acquire 240,390 common shares pursuant to the over-allotment option exercised in part by the underwriter. The warrants are exercisable immediately, have a term of five years and an exercise price of $1.93 per common share. After underwriting discounts, commissions and estimated offering expenses, the Company received net proceeds of approximately $4.6 million. The Company subsequently consummated closings of the sales of an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share. The Company received net proceeds of approximately $0.7 million from the subsequent partial exercises of the over-allotment option, after deducting the underwriting discount. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.3 million, after deducting the underwriter’s discount and estimated offering expenses.

There can be no assurance that we will not be required to conduct further studies for Rexista™ XR, that we will continue to satisfy the criteria for the waiver of the application fee, that we will file an NDA for Rexista™ XR in August 2016, that the FDA will ultimately approve the NDA for the sale of Rexista™ XR in the U.S. market, or that it will ever be successfully commercialized, that we will be successful in submitting any additional ANDAs, Abbreviated New Drug Submissions (“ANDSs”) or NDAs with the FDA or similar applications with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us.

BUSINESS OVERVIEW

On October 22, 2009, Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and a planned NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par Pharmaceutical, Inc. (“Par”). As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules prior to receiving final approval. The only strengths affected were 5 mg, 10 mg, 20 mg and 40 mg, not the already-approved 15 mg and 30 mg strengths now in the market. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, the Company announced that the FDA had reinstated its previously-imposed (and subsequently rescinded) requirement that the tentatively-approved strengths of our generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner, Par, are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval. There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release tablets) for the 500 mg and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the United States by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. The Company is aware that several other generic versions of this product are currently available in the market. The Company is actively exploring the best approach to maximize its commercial returns from this recent approval. There can be no assurance that the Company's levetiracetam extended-release tablets for the 500 mg and 750 mg strengths will be successfully commercialized.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs and one ANDS that are pending FDA and Health Canada approval, respectively.

STRATEGY

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (which have received final FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and a planned NDA filing. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our development partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. The Company has increased its research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Rexista™ and Regabatin. The technology that is central to our abuse deterrent formulation of Rexista™ XR is the Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product. In addition, our Paradoxical OverDose Resistance Activating System ("PODRAS™") delivery technology was introduced to enhance our Rexista™ XR (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRASTM delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected.

We intend to apply the nPODDDS™ and PODRASTM technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

•	For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the United States by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.

•	For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

•	Some of our technologies are also focused on the development of abuse-deterrent pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be beneficial.

Our DRUG DELIVERy Technologies

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.

This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Rexista™ XR (abuse deterrent oxycodone hydrochloride extended release tablets) is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. Our Rexista™ XR product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We intend to apply the nPODDDS™ and PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

Products and product candidates

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic name	Brand	Indication	Stage of Development(1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 15 and 30 mg, and tentative approval for 5, 10, 20 and 40 mg, strengths from FDA	ANDA	$749	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 mg and 750 mg strengths from FDA	ANDA	$160	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$681	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux disease	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$334	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1,953	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	ANDA and ANDS applications for commercialization approval for 5 strengths under review by FDA and Health Canada	ANDA ANDS	$1,207	Intellipharmaceutics
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$485	Intellipharmaceutics
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$801	Intellipharmaceutics
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$248	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application expected to be filed in August 2016	NDA 505(b)(2)	$2,232	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Investigational New Drug (“IND”) application submitted in August 2015	NDA 505(b)(2)	$3,949	Intellipharmaceutics

Notes:

(1)	There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)	Represents sales for all strengths for the 12 months ended May 2016 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions.

(3)	For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the United States, is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into a license and commercialization agreement with Par (as amended, the “Par agreement”) pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we own the related ANDA, as approved by the FDA, and we retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly payments are payable by Par to us as calculated pursuant to a formula depending on a number of factors applicable to each strength.

Our FDA filings for approval to market generic Focalin XR® capsules in various strengths gave rise in the usual course to Paragraph IV patent litigation against us and Par by Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, plc and Elan Pharma International Ltd. and Alkermes Pharma Ireland Limited (successor in title to Elan Pharma International Ltd) in the United States District Courts for New Jersey and Delaware. In each case, such litigation was settled by stipulations of dismissal together with settlement and license agreements among the parties. By these agreements, Par and we may market these generic versions of the product in the U.S., subject to agreed market entry dates and FDA approvals.

We received final approval from the FDA in November 2013 to launch the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the United States, Par. As the first-filer for the drug product in the 15 mg strength, we had 180 days (up to May 19, 2014) of exclusivity of sales for the generic product of that strength from the date of launch on November 19, 2013 in the U.S. by our partner, Par. Our 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch of such products by such parties. In June 2015, the FDA indicated we would have to meet newly-imposed conditions for bioequivalency for the tentatively-approved strengths of our generic Focalin XR® capsules prior to receiving final approval. In July 2015, the FDA indicated to us that it had rescinded its previous requirement that we meet the newly-imposed conditions for bioequivalence prior to receiving final approval for the tentatively-approved strengths of our generic Focalin XR®. In August 2015, we announced that the FDA had reinstated its previously-imposed (and subsequently rescinded) requirement that our tentatively-approved strengths of generic Focalin XR® capsules would have to meet new conditions for bioequivalence prior to receiving final approval. We will be required to demonstrate bio-equivalence with Focalin XR® for the 40 mg strength under fed conditions as the basis for approval of each of the 5 mg, 10 mg, 20 mg and 40 mg affected strengths. The already-approved 15 mg and 30 mg strengths of our generic Focalin XR® capsules now in the market are not affected. We, along with our commercialization partner, Par, are cooperating to obtain FDA approval for the 5 mg, 10 mg, 20 mg and 40 mg affected strengths at the earliest opportunity. If approved, we believe that Par will commercialize the approved strengths as soon as possible after approval. There can be no assurance as to when or if any launch will occur, or as to when or if final FDA approval will be received for the remaining product strengths we have applied for or that any of these strengths tentatively approved will ever be successfully commercialized.

Rexista™ XR (Abuse Deterrent Oxycodone Hydrochloride Extended-Release Tablets)

One of our non-generic products under development is our Rexista™ XR (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Rexista™ XR is an investigational drug, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our RexistaTM XR formulation contains a blue dye that is emitted once the tablet is tampered with or crushed. This stigmatizing blue dye acts as a deterrent if abused orally or via the intra-nasal route.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which Rexista™ XR was compared to the existing branded drug Oxycontin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Rexista™ XR met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).

In May 2015, the FDA provided us with notification regarding our IND submission for Rexista™ XR indicating that we would not be required to conduct Phase III studies if bioequivalence to Oxycontin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our Rexista™ XR, dosed under fasted and fed conditions, had demonstrated bioequivalence to Oxycontin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the United States by Purdue Pharma LP. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Rexista™ XR to the same strengths of Oxycontin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Rexista™ vs Oxycontin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%. Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies although no assurance can be given that we will not be required to conduct further studies for Rexista™ XR. The FDA notification is significant as it provides a basis for an accelerated development plan for our Rexista™ XR product candidate, without the need for more costly and time consuming Phase III studies.

In July 2016, the FDA completed its review of our previously requested waiver of the NDA user fee related to our Rexista™ XR NDA product candidate. The FDA, under the small business waiver provision section 736(d)(1)(D) of the Federal Food, Drug, and Cosmetics Act, granted the Company a waiver of the $1,187,100 application fee for Rexista™ XR. We are continuing to work towards satisfying the requirements to file an NDA for Rexista™ XR extended release tablets with the FDA.

In July 2016, the Company announced the results of a food effect study conducted on its behalf for Rexista™ XR.  The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Rexista™ XR following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that Rexista™ XR can be administered with or without a meal (i.e., no food effect). Rexista™ XR met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of Rexista™ XR taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). The Company believes that Rexista™ XR is well differentiated from currently marketed oral oxycodone extended release products. The Company plans to file the NDA for Rexista™ XR in August 2016, although there can be no assurances that we will be successful in filing an NDA for Rexista™ XR in August 2016.

The FDA is actively developing a regulatory program for the narcotic analgesic class of products. In April 2015, the FDA issued a guidance document, “Abuse-Deterrent Opioids – Evaluation and Labeling”, to assist the industry in developing new formulations of opioid drugs with abuse-deterrent properties. In April 2013, the FDA approved updated labeling for reformulated OxyContin® tablets. The labeling requirement that the physical and chemical properties of reformulated OxyContin® are expected to make abuse via injection difficult, and to reduce abuse via the intranasal route. The original OxyContin® was withdrawn for reasons of safety or effectiveness, resulting in the FDA refusing to accept or approve any ANDA of original OxyContin®. The Company intends to adhere to the April 2015 guidance document in pursuing various abuse deterrent label claims when filing its NDA for RexistaTM XR.

Our Rexista™ XR product candidate has been further enhanced with our PODRAS™ delivery technology, designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of Rexista™ XR suggest that, unlike other third-party abuse-deterrent oxycodone products, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. The FDA reviewed our request for Fast Track designation for our abuse deterrent Rexista™ XR extended-release tablets development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs. This could potentially result in accelerated approval for Rexista™ XR incorporating PODRAS™, thereby making it available to patients earlier than would be traditionally possible.

We believe that we can leverage our core competencies in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products, if approved for sale, may enjoy a sales exclusivity period. Furthermore, it may be possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

There can be no assurance that we will, as a result of the Fast Track designation for Rexista™ XR, experience a faster development process or review, compared to conventional FDA standards, that our Rexista™ XR product candidate will be approved at all, or that it will ever be successfully commercialized.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day ("BID") dosage and three-times-a-day ("TID") dosage, are drug products marketed in the United States by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-IND meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for RegabatinTM XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding. In general, the fact that expenditures were slightly lower for the three months ended May 31, 2016 when compared to the three months ended May 31, 2015 was due to the Company’s weaker financial position during the three months ended May 31, 2016.

	For the three months ended		For the six months ended
	May 31,	May 31,	May 31,	May 31,
	2016	2015	2016	2015
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	$	$	$	$
Revenue:	556,044	1,268,245	1,122,981	2,407,930
Expenses:	2,461,940	2,646,259	5,123,211	4,633,210
Loss from operations	(1,905,896)	(1,378,014)	(4,000,230)	(2,225,280)
Loss per common share, basic and diluted	(0.08)	(0.06)	(0.17)	(0.10)

	As at
	May 31,	November 30,
	2016	2015
	(UNAUDITED)	(AUDITED)
	$	$
Cash	173,328	1,755,196
Total assets	3,818,989	5,224,299

Convertible debenture	1,488,841	1,518,429
Total liabilities	5,788,290	5,361,985
Shareholders' deficiency	1,969,301	137,686
Total liabilities and shareholders deficiency	3,818,989	5,224,299

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the three and six months ended May 31, 2016.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the three and six months ended May 31, 2016 the Company did not receive any upfront fees. In the three and six months ended May 31, 2015, the Company received an amount of $Nil and $150,000, respectively, and recorded it as deferred revenue, as it did not meet the criteria for recognition.

Other incidental services

Incidental services which the Company may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

Future accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016 the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early application is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, competitive entries, market pricing, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the three and six months ended May 31, 2016 and 2015.

	For the three months ended				For the six months ended
	May 31,	May 31,			May 31,	May 31,
	2016	2015	Change		2016	2015	Change
	(UNAUDITED)	(UNAUDITED)			(UNAUDITED)	(UNAUDITED)
	$	$	$	%	$	$	$	%
Revenue:
Licensing	556,044	1,268,245	(712,201)	-56%	1,122,981	2,407,930	(1,284,949)	-53%
	556,044	1,268,245	(712,201)	-56%	1,122,981	2,407,930	(1,284,949)	-53%

Expenses:
Research and development	1,458,647	1,593,753	(135,106)	-8%	3,271,255	2,612,075	659,180	25%
Selling, general and administrative	909,402	964,147	(54,745)	-6%	1,665,830	1,848,102	(182,272)	-10%
Depreciation	93,891	88,359	5,532	6%	186,126	173,033	13,093	8%
	2,461,940	2,646,259	(184,319)	-7%	5,123,211	4,633,210	490,001	11%

Loss from operations	(1,905,896)	(1,378,014)	(527,882)	38%	(4,000,230)	(2,225,280)	(1,774,950)	80%

Net foreign exchange (loss) gain	(35,444)	(7,105)	(28,339)	399%	(5,549)	23,097	(28,646)	-124%
Interest income	61	17	44	259%	201	17	184	1082%
Interest expense	(58,798)	(122,168)	63,370	-52%	(114,539)	(219,764)	105,225	-48%
Net loss and comprehensive loss	(2,000,077)	(1,507,270)	(492,807)	33%	(4,120,117)	(2,421,930)	(1,698,187)	70%

Three Months Ended May 31, 2016 Compared to the Three Months Ended May 31, 2015

Revenue

The Company recorded revenues of $556,044 for the three months ended May 31, 2016 versus $1,268,245 for the three months ended May 31, 2015. These revenues are principally from sales of its generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) for the 15 and 30 mg strengths. Commercial sales of these strengths were realized by our commercialization partner for these drugs in the United States, Par. In the second quarter of 2016, we recognized licensing revenue of $556,044 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) under the Par agreement compared to licensing revenue of $1,268,245 in the second quarter of 2015. The decrease in revenues is primarily due to increased competition and a softening of pricing conditions for our generic Focalin XR® capsules. A fifth generic competitor entered the market in the second half of 2015, resulting in increased price competition and lower market share. Based on the recent trends, we believe our market share has stabilized at approximately 33% for the combined strengths of our generic Focalin XR® capsules. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales.

Research and Development

Expenditures for R&D for the three months ended May 31, 2016 were $1,458,647, which were lower by $135,106 in comparison to the three month period ended May 31, 2015. These included lower spending for ongoing R&D work partially offset by higher expenses on stock options as detailed below.

In the three months ended May 31, 2016, we recorded $15,629 of expenses for stock-based compensation for R&D employees. In the three months ended May 31, 2015, we recorded $823 as expenses for stock-based compensation for R&D employees.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the three months ended May 31, 2016 were lower by $149,912 compared to the prior period. During the three months ended May 31, 2016, the Company incurred lower third party R&D expenditures (specifically for clinical studies), as compared to the three months ended May 31, 2015.

Selling, General and Administrative

Selling, general and administrative expenses were $909,402 for the three months ended May 31, 2016 in comparison to $964,147 for the three months ended May 31, 2015, a decrease of $54,745.  The decrease is primarily due to the lower expenses related to a decrease in professional fees and marketing cost, partially offset by an increase in wages and occupancy cost, which are discussed in greater detail below.

Expenditures for wages and benefits for the three months ended May 31, 2016 were $297,040 in comparison to $294,066 for the three months ended May 31, 2015. This increase is attributable to the U.S. dollar weakening versus the Canadian dollar (local salaries are paid in Canadian funds). After adjusting for the stock-based compensation expenses, expenditures for wages and benefits for the three months ended May 31, 2016 were higher by $2,686 compared to the prior period primarily attributable to the strengthening of the Canadian dollar versus the U.S. dollar in the second quarter of 2016.

Administrative costs for the three months ended May 31, 2016 were $502,570 in comparison to $528,829 for the three months ended May 31, 2015. The decrease relates primarily to lower professional fees during this period.

Marketing costs for the three months ended May 31, 2016 were $80,984 in comparison to $122.855 for the three months ended May 31, 2015. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Occupancy costs for the three months ended May 31, 2016 were $28,808 in comparison to $18,397 for the three months ended May 31, 2015. The increase is due to the incremental cost of leasing an adjoining facility in order to meet the Company’s anticipated requirements.

Depreciation

Depreciation for the three months ended May 31, 2016 was $93,891 in comparison to $88,359 for the three months ended May 31, 2015. The increase is primarily due to a higher rate of additional investment in production, laboratory and computer equipment during the previous year.

Foreign Exchange Loss

Foreign exchange loss was $35,444 for the three months ended May 31, 2016 in comparison to a loss of $7,105 in the three months ended May 31, 2015. The foreign exchange loss for the three months ended May 31, 2016 was due to the weakening of the U.S. dollar against the Canadian dollar during the three months ended May 31, 2016 as the exchange rates changed to $1.00 for C$1.3110 as at May 31, 2016 from $1.00 for C$1.3531 as at February 29, 2016. The foreign exchange loss for the three months ended May 31, 2015 was due to the weakening of the U.S. dollar against the Canadian dollar during the three months ended May 31, 2015 as the exchange rates changed to $1.00 for C$1.2437 as at May 31, 2015 from $1.00 for C$1.2503 as at February 28, 2015.

Interest Income

Interest income for three months ended May 31, 2016 was higher by $44 in comparison to the prior period. In the second quarter of 2016, interest was related to interest earned on cash on hand.

Interest Expense

Interest expense for the three months ended May 31, 2016 was lower by $63,370 compared with the prior period. This is due to interest expense paid in 2015 on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 2.4%, in comparison to the second quarter of 2015 where the Debenture imputed interest was approximately 8%.

Net loss

The Company recorded net loss for the three months ended May 31, 2016 of $2,000,077 or $0.08 per diluted common share, compared with a net loss of $1,507,270 or $0.06 per common share for the three months ended May 31, 2015. For the three months ended May 31, 2016, the net loss was attributed to lower licensing revenues and ongoing R&D and selling, general and administrative expenses. Revenue in the three months ended May 31, 2016, was $556,044 versus $1,268,245 in the prior period. This is primarily due to increased competition and a softening of pricing conditions on our generic Focalin XR® capsules. This resulted in margin compression and lower market share with a fifth generic competitor entering the market in the second half of 2015. During the three months ended May 31, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® capsules.

Six Months Ended May 31, 2016 Compared to the Six Month Ended May 31, 2015

Revenue

The Company recorded revenues of $1,122,981 for the six months ended May 31, 2016 versus $2,407,930 for the six months ended May 31, 2015. For the six months ended May 31, 2016, we recognized licensing revenue of $1,122,981 from commercial sales of 15 and 30 mg strengths of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) under the Par agreement compared to licensing revenue of $2,407,930 in the second quarter of 2015. The decrease in revenues is primarily due to increased competition and a softening of pricing conditions for our generic Focalin XR® capsules. A fifth generic competitor entered the market in the second half of 2015, resulting in increased price competition and lower market share. Based on the recent trends, we believe our market share has stabilized at approximately 33% for the combined strengths of our generic Focalin XR® capsules. Revenue under the Par agreement represents the commercial sales of the generic product in those strengths and may not be representative of future sales.

Research and Development

Expenditures for R&D for the six months ended May 31, 2016 were higher by $659,180 compared to the six months ended May 31, 2015. These included higher expenses on stock options offset by reduced spending for R&D activities as detailed below.

In the six months ended May 31, 2016, we recorded $651,404 of expenses for stock-based compensation for R&D employees, of which $620,632 was for expenses related to performance-based stock options which vested on FDA approval of our generic Keppra XR® in February 2016. In the six months ended May 31, 2015 we recorded $1,642 as expense for stock based compensation for R&D employees, and there was no expense for performance-based stock options.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the six months ended May 31, 2016 were approximately the same compared to the six months ended May 31, 2015.

Selling, General and Administrative

Selling, general and administrative expenses were $1,665,830 for the six months ended May 31, 2016 in comparison to $1,848,102 for the six months ended May 31, 2015, a decrease of $182,272. The decrease is due to lower expenses related to wages and benefits and lower administrative and marketing costs discussed in greater detail below.

Expenditures for wages and benefits for the six months ended May 31, 2016 were $578,001 in comparison to $587,297 in the six months ended May 31, 2015. For the six months ended May 31, 2016, we recorded $49,455 as expense for stock-based compensation compared to an expense of $49,526 for the six months ended May 31, 2015. After adjusting for the stock-based compensation expenses, expenditures for wages for the six months ended May 31, 2016 were lower by 9,225 compared to the six months ended May 31, 2015. The decrease is attributable to the strengthening of the Canadian dollar versus the U.S. dollar in the second quarter of 2016 in comparison to the second quarter of 2015.

Administrative costs for the six months ended May 31, 2016 were $837,344 in comparison to $997,342 in the six months ended May 31, 2015. The decrease is primarily due to a decrease in corporate legal expenses and to the timing difference as to when certain professional fees were accrued.

Marketing costs for the six months ended May 31, 2016 were $206,925 in comparison to $225,492 in the six months ended May 31, 2015. This decrease is primarily the result of a decrease in travel expenditures related to business development and investor relations activities.

Depreciation

Depreciation expenses for the six months ended May 31, 2016 were $186,126 in comparison to $173,033 in the six months ended May 31, 2015. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the six months ended May 31, 2016.

Foreign Exchange (Loss) Gain

Foreign exchange loss was $5,549 for the six months ended May 31, 2016 in comparison to a gain of $23,097 in the six months ended May 31, 2015. The foreign exchange loss for the six months ended May 31, 2016 was due to the weakening of the U.S. dollar against the Canadian dollar during the six months ended May 31, 2016 as the exchange rates changed to $1.00 for C$1.3110 as at May 31, 2016 from $1.00 for C$1.3353 as at November 30, 2015. The foreign exchange gain for the six months ended May 31, 2015 was due to the strengthening of the U.S. dollar against the Canadian dollar during the six months ended May 31, 2015 as the exchange rates changed to $1.00 for C$1.2437 as at May 31, 2015 from $1.00 for C$1.1440 as at November 30, 2014.

During the six months ended May 31, 2016, the exchange rate averaged $1.00 for C$1.3452 compared to $1.00 for C$1.2213 for the six months ended May 31, 2015.

Interest Income

Interest income for the six months ended May 31, 2016 was higher by $184 in comparison to the prior period. For the six months ended May 31, 2016 interest was higher largely due to interest received on harmonized sales tax refunds.

Interest Expense

Interest expense for the six months ended May 31, 2016 was lower by $105,225 compared with the prior period. This is due to interest expense paid in 2016 on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 2.4%, in comparison to the second quarter in 2015 Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 8%.

Net loss

The Company recorded net loss for the six months ended May 31, 2016 of $4,120,117 or $0.17 per common share, compared with a net loss of $2,421,930 or $0.10 per common share for the six months ended May 31, 2015. In the six months ended May 31, 2016, the net loss was attributed to lower licensing revenues and an increase in performance based options expense compared to the prior period. Revenue in the six months ended May 31, 2016, was $1,122,981 versus $2,407,930 in the prior period. This is primarily due to increased competition and a softening of pricing conditions on our generic Focalin XR® capsules. This resulted in margin compression and lower market share with a fifth generic competitor entering the market in the second half of 2015. In the six months ended May 31, 2015, the net loss is attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.

SUMMARY OF QUARTERLY RESULTS

The following selected financial information is derived from our condensed unaudited interim consolidated financial statements for the three and six months ended May 31, 2016.

Quarter Ended	Revenue	Net loss	Loss per share
			Basic[i]	Diluted[i]
	$	$	$	$
May 31, 2016	556,044	(2,000,077)	(0.08)	(0.08)
February 29, 2016	566,937	(2,120,040)	(0.09)	(0.09)
November 30, 2015	845,103	(3,132,788)	(0.13)	(0.13)
August 31, 2015	840,748	(1,881,670)	(0.08)	(0.08)
May 31, 2015	1,268,245	(1,507,270)	(0.06)	(0.06)
February 28, 2015	1,139,685	(914,660)	(0.04)	(0.04)
November 30, 2014	1,536,990	(1,247,105)	(0.05)	(0.05)
August 31, 2014	1,072,703	(1,670,407)	(0.07)	(0.07)

(i)	Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been variable over the last eight quarters, and has been impacted primarily by the commercial sales of generic Focalin XR® capsules for the 15 and 30 mg strengths, availability of funding, the level of our R&D spending, and the fair value adjustment of derivative liabilities. The net loss in the second quarter of 2016 is attributed to the ongoing R&D and selling, general and administrative expense, partially offset by licensing revenue from generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. The net loss in the first quarter of 2016 was attributed to lower licensing revenues compared to the prior period and higher R&D expenses, mainly due to higher stock options expense as a result of certain performance based stock options vesting upon FDA approval of generic Keppra XR®, partially offset by lower selling, general and administrative expenses. The higher net loss in the fourth quarter of 2015 in comparison to the third quarter of 2015 is attributed to the lower licensing revenue from generic Focalin XR® capsules due to the entry of a fifth generic competitor and ongoing R&D and selling, general and administrative expense, including a significant increase in third party clinical studies. The net loss in the second quarter of 2015 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in third party clinical studies, partially offset by licensing revenue from generic Focalin XR® capsules. The net loss in the first quarter of 2015 was attributed to lower licensing revenues compared to the prior period, partially offset by lower R&D and selling, general and administrative expenses. This is primarily due to the loss of exclusivity on the 15 mg strength of our generic Focalin XR® capsules. In the first quarter of 2015 we faced four generic competitors and a softening of pricing conditions and market share, consistent with industry post-exclusivity experience. The net loss in the third and fourth quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, as well as the loss of exclusivity period for the 15 mg strength of generic Focalin XR® capsules in the third quarter, allowing more competitors into the market, which negatively impacted our licensing revenue from generic Focalin XR® capsules. The net loss in the second quarter of 2014 is attributed to the ongoing R&D and selling, general and administrative expense, including an increase in stock-based compensation expense, payment of bonuses to certain management employees, increased salaries to certain non-management employees, partially offset by licensing revenue and milestone revenue from our generic Focalin XR® capsules.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended				For the six months ended
	May 31,	May 31,			May 31,	May 31,
	2016	2015	Change		2016	2015	Change
	(UNAUDITED)	(UNAUDITED)			(UNAUDITED)	(UNAUDITED)
	$	$	$	%	$	$	$	%
Cash flows used in operating activities	(1,325,045)	(1,150,362)	(174,683)	15%	(3,109,112)	(1,277,909)	(1,831,203)	143%
Cash flows from financing activities	1,096,155	109,894	986,261	897%	1,599,027	259,042	1,339,985	517%
Cash flows used in investing activities	(22,466)	(153,894)	131,428	-85%	(71,783)	(185,387)	113,604	-61%
Decrease in cash	(251,356)	(1,194,362)	943,006	-79%	(1,581,868)	(1,204,254)	(377,614)	31%
Cash, beginning of period	424,684	4,224,083	(3,799,399)	-90%	1,755,196	4,233,975	(2,478,779)	-59%
Cash, end of period	173,328	3,029,721	(2,856,393)	-94%	173,328	3,029,721	(2,856,393)	-94%

The Company had cash of $173,328 as at May 31, 2016 compared to $424,684 as at February 28, 2016. The decrease in cash during the three months ended May 31, 2016 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® capsules for the 15 mg and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, partially offset by a decrease in purchases of production, laboratory and computer equipment and an increase in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program. The decrease in cash during the three months ended May 31, 2015 is mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® for the 15 and 30 mg strengths, an increase in cash flows provided from financing activities which are mainly from common share sales under the at-the-market offering program, partially offset by an increase in purchases of production, laboratory and computer equipment.

For the three and six months ended May 31, 2016, net cash flows used in operating activities increased to $1,325,045 and $3,109,112 as compared to net cash flows used in operating activities for the three and six months ended May 31, 2015 of $1,150,362 and $1,277,909. The May 31, 2016 increase was due to the receipt of approximately $457,440 and $1,221,492 as our payment relating to commercial sales of our generic Focalin XR® capsules by Par for the 15 and 30 mg strengths of the drug product for the period October 1, 2015 to May 31, 2016 under the Par agreement. The May 31, 2015, decrease was due to the receipt of approximately $966,607 and $1,731,930, for the period October 1, 2014 to May 31, 2015, as our payment relating to commercial sales of Focalin XR® capsules by Par for the 15 and 30 mg strengths of the drug product under the Par agreement.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal research and development programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the three months ended May 31, 2016 and three months ended May 31, 2015, R&D expense was $1,458,647, and $1,593,753, respectively. The decrease was mainly due to lower expenditures on third party R&D expenditures (specifically for clinical studies). For the three months ended May 31, 2016 and three months ended May 31, 2015, R&D expense before stock option expense was $1,443,017, and $1,592,930, respectively.

As a research and development company, Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company (“IPC Corp”) is eligible to receive investment tax credits from various levels of government under the Scientific Research & Experimental Development incentive programs. Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed. Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services. This amount is not a reduction in income taxes but a form of government refundable credits based on the level of research and development that the Company carries out.

For the three and six months ended May 31, 2016, net cash flows provided from financing activities of $1,096,155 and $1,599,027 related principally to at-the-market issuances of 562,561 and 755,604 of our common shares sold on NASDAQ for gross proceeds of $1,150,771 and $1,548,015 and net proceeds of $1,115,804 and $1,501,906, respectively, and to the exercise of 58,139 warrants for net proceeds of $122,092, partially offset by capital lease payments. For the three months ended February 28, 2015, net cash flows provided from financing activities of $149,148 related to the exercise of options, partially offset by capital lease payments. For the three and six months ended May 31, 2015, net cash flows provided from financing activities of $109,894 and $259,042 related principally to at-the-market issuances of 82,700 and 82,700 of our common shares sold on NASDAQ for gross proceeds of $252,212 and $252,212 and net proceeds of $244,976 and $244,976, respectively, and to the exercise of options, partially offset by capital lease and financing cost payments. No at-the-market issuances occurred in the first three months of 2015.

For the three and six months ended May 31, 2016, net cash flows used in investing activities of $22,466 and $71,783 related mainly to minor purchase of production, laboratory and computer equipment. For the three and six months ended May 31, 2015, net cash flows used in investing activities of $153,894 and $185,387 related mainly to the purchase of production, laboratory and computer equipment due to the acceleration of product development activities.

All non-cash items have been eliminated from the consolidated statements of cash flows.

In June 2016, the Company announced the closing of its underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. In connection with the offering, the Company issued an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased additional warrants at a purchase price of $0.001 per warrant to acquire 240,390 common shares pursuant to the over-allotment option exercised in part by the underwriter. The warrants are exercisable immediately, have a term of five years and an exercise price of $1.93 per common share. After underwriting discounts, commissions and estimated offering expenses, the Company received net proceeds of approximately $4.6 million. The Company subsequently consummated closings of the sales of an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share. The Company received net proceeds of approximately $0.7 million from the subsequent partial exercises of the over-allotment option, after deducting the underwriting discount. The closings of these partial exercises brought the total net proceeds from the offering to approximately $5.3 million, after deducting the underwriter’s discount and estimated offering expenses.

Other than the net income for the three months ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its research and development activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. To a lesser extent, since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths. Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of its portfolio of ANDA, ANDS and NDA 505(b)(2) product candidates. Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

As of May 31, 2016 the Company had a cash balance of $173,328. As of July 12, 2016, our cash balance was $3.4 million. We currently expect to satisfy our operating cash requirements through November 2016 from cash on hand. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our RexistaTM XR and RegabatinTM XR 505(b)(2), and selected generic, product candidate development projects. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

On December 1, 2015, the Company entered into a new lease agreement for the combined properties comprising the Company’s premises that it currently operates from at 30 Worcester Road, as well as a 40,000 square foot building on the adjoining property located at 22 Worcester Road, which is owned indirectly by the same landlord (collectively, the “combined properties”), for a five-year term with a five-year renewal option. Basic rent over the five year term is C$240,000 per annum, subject to an annual consumer price inflation adjustment and the Company responsible for utilities, municipal taxes and operating expenses for the leased property. With these two leased premises, the Company now has use of 65,000 square feet of commercial space to accommodate its growth objectives over the next several years. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company uses its facility at 30 Worcester Road as a current Good Laboratory Practices research laboratory, office space, and current Good Manufacturing Practices scale-up and small to medium-scale manufacturing plant for solid oral dosage forms. The facility at 30 Worcester Road consists of approximately 4,900 sq. ft. for administrative space, 4,300 sq. ft. for R&D, 9,200 sq. ft. for manufacturing, and 3,000 sq. ft. for warehousing. The 22 Worcester Road building provides approximately 37,000 square feet of warehouse space and approximately 3,000 square feet of office space. The current lease also provides the Company with a right of first refusal to purchase the combined properties. The landlord is required to provide the Company with prior written notice and the desired sale price for the combined premises prior to offering the premises to a third party or on the open market. The Company has five business days to accept such offer and purchase price for a transaction to close within 60 days of the notice. If the Company declines the offer, the landlord is entitled to offer and sell the properties for a purchase price of not less than the price offered to the Company for a period of 180 days, after which time the landlord is again obliged to offer the properties to the Company before offering them to a third party or on the open market.

Effective May 26, 2016, the July 1, 2016 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was further extended, to December 1, 2016. The Company currently expects to repay this amount on or about December 1, 2016, if the Company then has cash available.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of May 31, 2016 was 25,057,793, an increase of 813,743 from November 30, 2015 as a result of exercises of warrants for 58,139 common shares and the sale of 755,604 common shares under our at-the-market offering program. In November 2013, we entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which we could from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. During the three and six months ended May 31, 2016, an aggregate of 562,561 and 755,604 common shares were sold on NASDAQ for gross proceeds of $1,150,771 and $1,548,015 and net proceeds of $1,115,804 and $1,501,906, respectively, under the at-the-market offering program. During the three and six months ended May 31, 2016, Roth received aggregate compensation of $31,867 and $42,809, respectively, in connection with such sales. During the three and six months ended May 31, 2015, an aggregate of 82,700 common shares were sold on NASDAQ for gross proceeds of $252,212 and net proceeds of $244,976 under the at-the-market offering program. As a result of prior sales of our common shares under the equity distribution agreement, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $7,390,145 (or such lesser amount as may be permitted under applicable securities laws and regulations, such amount the Company currently can offer and sell being limited to approximately $1.6 million) pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program. The number of options outstanding as of May 31, 2016 is 5,057,025, a decrease of 4,982 from November 30, 2015, due to 4,982 options having expired during the six months ended May 31, 2016. The warrants outstanding as of May 31, 2016 represent 590,436 (2,361,744 warrants) common shares issuable upon the exercise of outstanding warrants, a decrease of 1,475,639 (3,067,556 warrants) from November 30, 2015, due to the exercise of 58,139 (232,556 warrants) common share purchase warrants and expiry of 1,417,500 (2,835,000 warrants) commons share purchase warrants during the six months ended May 31, 2016. The number of deferred share units outstanding as of May 31, 2016 is 67,539, an increase of 7,537 from November 30, 2015. As of July 12, 2016, the number of shares outstanding is 28,747,063.

In June 2016, the Company consummated an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. In connection with the offering, the Company issued an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased additional warrants at a purchase price of $0.001 per warrant to acquire 240,390 common shares pursuant to the over-allotment option exercised in part by the underwriter. The warrants are exercisable immediately, have a term of five years and an exercise price of $1.93 per common share. The Company subsequently consummated the closings of the sales of an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of May 31, 2016. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

CAPITAL RESOURCES

At May 31, 2016, our cash totalled $173,328 compared to $1,755,196 as at November 30, 2015. The decrease in cash during the six months ended May 31, 2016 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths, an increase in cash flow used in operating activities related to R&D activities, partially offset by an increase in cash flows provided from financing activities which were mainly from common share sales under the Company’s at-the-market offering program. In November 2013, we established an at-the-market equity program pursuant to which we could sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations). During the three and six months ended May 31, 2016, an aggregate of 562,561 and 755,604 common shares were sold on NASDAQ for gross proceeds of $1,150,771 and $1,548,016 and net proceeds of $1,115,804 and $1,501,906, respectively, under the at-the-market offering program. During the three and six months ended May 31, 2015, an aggregate of 82,700 common shares were sold on NASDAQ for gross proceeds of $252,212 and net proceeds of $244,976 under the at-the-market offering program.

At May 31, 2016, shareholders’ deficiency was $1,969,301 compared to shareholders’ deficiency of $137,686 at November 30, 2015. The decrease was due to the loss from operations during the six months ended May 31, 2016.

In June 2016, the Company announced the closing of its underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The total net proceeds to the Company from the offering (after the closing of partial exercises of the over-allotment option) were approximately $5.3 million, after deducting the underwriter’s discount and estimated offering expenses.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $1.9 million at May 31, 2016 from November 30, 2015, mainly as a result of a lower cash balance and a decrease in accounts receivable impacted by increased generic competition negatively impacting price and margins consistent with industry post-exclusivity experience. As more fully discussed under “Liquidity and Capital Resources,” as of May 31, 2016, the Company had a cash balance of $173,328. As of July 12, 2016, our cash balance was $3.4 million. We currently expect to satisfy our operating cash requirements through November 2016 with cash on hand. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all.

Effective May 26, 2016, the July 1, 2016 maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was further extended, to December 1, 2016. The Company currently expects to repay this amount on or about December 1, 2016, if the Company then has cash available.

The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

CAPITAL EXPENDITURES

Total capital expenditures in the three and six months ended May 31, 2016 were $22,466 and $71,783, respectively, compared to $153,984 and $185,387, respectively, in the three and six months ended May 31, 2015. Capital expenditures in 2016 and 2015 relate to the purchase of production, laboratory and computer equipment. We do not anticipate any material equipment purchases in the next twelve months in the absence of significant additional funding.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises for the combined properties which will expire in November 2020, with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula.

					May 31 , 2016
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	3,479,203	-	-	-	-	3,479,203
Accrued liabilities	436,295	-	-	-	-	436,295
Capital lease	5,278	5,422	5,569	5,721	4,659	26,649
Related parties
Employee costs payable	207,302	-	-	-	-	207,302
Convertible debenture	90,678	44,846	1,500,493	-	-	1,636,017
	4,218,756	50,268	1,506,062	5,721	4,659	5,785,466

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at May 31, 2016, and continuing as at July 12, 2016, the Company is not aware of any pending or threatened material litigation claims against the Company.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. Effective May 26, 2016, the maturity date of the Debenture was extended to December 1, 2016. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with the $1.5 million of the proceeds for the Debenture. The Company currently expects to repay this amount on or about December 1, 2016, if the Company then has cash available.

DISCLOSURE CONTROL AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of May 31, 2016. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of May 31, 2016.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2016. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of May 31, 2016 that occurred during the six months ended May 31, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

In fiscal 2016, we anticipate transitioning from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future.

Changes in Internal Control over Financial Reporting

There were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as Intellipharmaceutics’ functions, controls and financial processes; no other significant business processes were implemented; and no consultants assisting management in the assessment and documentation of internal controls were engaged.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of May 31, 2016, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that received final FDA approval of our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths in November 2013. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the United States, where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, and recently received final approval from the FDA for our levetiracetam extended-release tablets for the 500 mg and 750 mg strengths, the products in our pipeline are at earlier stages of development. We will be exploring licensing and commercial alternatives for our levetiracetam product strengths that have been recently approved by the FDA. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

Since we commenced operations we have incurred accumulated losses through May 31, 2016. We had an accumulated deficit of $56,992,559 as of May 31, 2016 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, or that we will reach the level of sales and revenues necessary to achieve and sustain profitability.

Our business requires substantial capital investment in order to conduct the research and development, clinical and regulatory activities necessary to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. As more fully discussed under “Liquidity and Capital Resources,” as of May 31, 2016, the Company had a cash balance of $173,328. As of July 12, 2016, our cash balance was $3.4 million. We currently expect to satisfy our operating cash requirements through November 2016 with cash on hand. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations.

In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our product candidates and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. If we fail to achieve one or more of these planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital. As more fully discussed under “Liquidity and Capital Resources,” as of May 31, 2016, the Company had a cash balance of $173,328. As of July 12, 2016, our cash balance was $3.4 million. We currently expect to satisfy our operating cash requirements through November 2016 with cash on hand. In order for us to continue operations at currently projected levels thereafter, we will be required to seek significant additional capital. We might also need further additional capital to fund any R&D activities which are at higher-than-currently projected levels and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. There can be no assurance that we will be able to obtain any such capital on terms or in amounts sufficient to meet our needs or at all. The availability of equity or debt financing will be affected by, among other things, the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones.

Any failure on our part to raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in our not taking advantage of business opportunities, in the termination or delay of clinical trials or our not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.